File No. 812-14325

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) FOR AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE ACT, AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN EXEMPTION FROM SECTIONS 17(a)(1) AND (2) OF THE ACT

In the Matter of

AMERICAN FUNDS INSURANCE SERIES

333 South Hope Street

Los Angeles, California 90071

CAPITAL RESEARCH AND MANAGEMENT COMPANY

333 South Hope Street

Los Angeles, California 90071

AMERICAN FUNDS DISTRIBUTORS, INC.

333 South Hope Street

Los Angeles, California 90071

Please send all communications to:

Paul F. Roye, Esq. Michael J. Triessl, Esq. Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071	Stephen E. Roth, Esq. Cynthia R. Beyea, Esq. Sutherland Asbill & Brennan LLP 700 Sixth Street, NW, Suite 700 Washington, D.C. 20001

As filed with the Securities and Exchange Commission on May 7, 2015.

Page 1 of 24 sequentially numbered pages (including exhibits)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of
AMERICAN FUNDS INSURANCE SERIES CAPITAL RESEARCH AND MANAGEMENT COMPANY AMERICAN FUNDS DISTRIBUTORS, INC. 333 South Hope Street Los Angeles, California 90071

AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) FOR AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE ACT, AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN EXEMPTION FROM SECTIONS 17(a)(1) AND (2) OF THE ACT

File No 812-14325

I.	SUMMARY OF REQUESTED RELIEF

American Funds Insurance Series (the “Trust”), Capital Research and Management Company (“Capital Research” or the “Adviser”),[1] and American Funds Distributors, Inc. (the “Distributor”) (collectively, the Trust, the Adviser, and the Distributor are referred to as the “Applicants”) submit this application (this “Application”) with the Securities and Exchange Commission (the “Commission”) requesting an order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “Act”), exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and (2) of the Act.

Applicants request an exemption to permit registered management investment companies that operate as a “fund of funds” and that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Trust (each, an “Unrelated Fund of Funds”) to acquire shares of current or future separate series of the Trust (“Underlying Funds”)[2] in excess of the limits in Section 12(d)(1)(A) of the Act and to permit

[1] All references to the term “Adviser” herein include successors-in-interest to Capital Research. Successors-in-interest are limited to any entity resulting from a reorganization of Capital Research into another jurisdiction or a change in the type of business organization.

[2] As of the date of the Application, the Underlying Funds include the following series of the Trust: Asset Allocation Fund; Blue Chip Income and Growth Fund; Bond Fund; Capital Income Builder; Cash Management Fund; Global Bond Fund; Global Growth Fund; Global Growth and Income Fund; Global Small Capitalization Fund; Growth Fund; Global Balanced Fund; Growth-Income Fund; High-Income Bond Fund; International Fund; International Growth and Income Fund; Managed Risk Asset Allocation Fund; Managed Risk Blue Chip Income and Growth Fund; Managed Risk Growth Fund; Managed Risk Growth-Income Fund; Managed Risk International Fund; Mortgage Fund; New World Fund; and U.S. Government/AAA-Rated Securities Fund. In instances where an Unrelated Fund of Funds acquires shares of a Managed Risk Fund (as defined below), the term “Underlying Fund” includes both the Managed Risk Fund as well as its respective Managed Risk Acquired Fund (as defined below). The term “Underlying Fund” also includes any Managed Risk Acquired Fund to the extent that an Unrelated Fund of Funds invests in the Managed Risk Acquired Fund in reliance on the relief requested in this Application.

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Underlying Funds, any principal underwriter for an Underlying Fund, and any broker or dealer (each a “Broker”) registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to sell shares of an Underlying Fund to an Unrelated Fund of Funds in excess of the limits in Section 12(d)(1)(B) of the Act. Applicants are also requesting relief from Sections 17(a)(1) and (2) to permit an Underlying Fund to sell its shares and to redeem its shares from Unrelated Funds of Funds that own 5% or more of the shares of an Underlying Fund.

Applicants request that the foregoing relief apply to: (1) each registered open-end management investment company or series thereof that currently or subsequently is part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Trust and that is advised by Capital Research or any entity controlling, controlled by or under common control with Capital Research (such advisers are included in the term “Adviser” and such registered open-end management investment companies or their series are included in the term “Underlying Funds”); (2) each Unrelated Fund of Funds that enters into a Participation Agreement, as defined below, with an Underlying Fund to purchase shares of the Underlying Fund; and (3) any principal underwriter to an Underlying Fund or Broker selling shares of an Underlying Fund. An Unrelated Fund of Funds may rely on the requested order only to invest in an Underlying Fund and not in any other registered investment company.

All entities that currently intend to rely on the requested order are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the Application.

II.	ORGANIZATION, STRUCTURE, OWNERSHIP AND OPERATION OF THE APPLICANTS

A.	The Trust and the Underlying Funds

The Trust is an open-end management investment company registered under the Act and is organized as a Massachusetts business trust. The Trust is comprised of separate series, each of which may be an Underlying Fund, pursuing distinct investment objectives and strategies. Shares of the Trust are not offered directly to the public but are offered only through insurance company separate accounts.

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Certain Underlying Funds may currently or in the future operate pursuant to a master-feeder structure or pursuant to a Managed Risk Fund Structure [3] (defined below). Each Underlying Fund operating pursuant to a master-feeder structure will operate in compliance with Section 12(d)(1)(E) of the Act. Each Underlying Fund operating pursuant to a Managed Risk Fund Structure will comply with all provisions of Section 12(d)(1)(E), including paragraph (ii), except as is necessary to permit its investment in the Managed Risk Strategy Component (defined below) to pursue its objectives. [4] An Unrelated Fund of Funds may not rely on the requested order to invest in an Underlying Fund that serves as a feeder fund unless the Underlying Fund is part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as its corresponding master fund (each, a “Master Fund”).[5] Similarly, an Unrelated Fund of Funds may not rely on the requested order to invest in an Underlying Fund that is a Managed Risk Fund unless the Managed Risk Fund and the fund in which it invests (the “Managed Risk Acquired Fund”) have the same investment adviser and are part of the same “group of investment companies”.

Although both a master-feeder fund and a Manager Risk Fund are technically structured as two-tier investment companies, each operates as a single integrated fund product. The feeder fund in a master-feeder structure is essentially a pass-through entity. The Managed Risk Fund in the Managed Risk Fund Structure is also essentially a pass-through entity with the addition of the Managed Risk Strategy, which serves only to hedge the volatility of the Managed Risk Acquired Fund. Thus, in the same way that a feeder fund cannot exist and serves no purpose without its Master Fund, a Managed Risk Fund cannot exist and serves no purpose without its Managed Risk Acquired Fund.

The “Managed Risk Funds” are volatility managed funds that were created by Capital Research in response to market demand for funds designed for conservative investors seeking to achieve long-term gains while reducing fluctuations during periods of elevated equity market volatility. As noted above, the “Managed Risk Fund Structure” is an integrated two-tier fund structure that is substantially similar to a master-feeder structure. Like the feeder fund in a master-feeder structure, the top-tier fund in a Managed Risk Fund Structure (the Managed Risk Fund) invests its assets in only one other mutual fund (the Managed Risk Acquired Fund). The one difference between the master-feeder structure and the Managed Risk Fund Structure is that,

[3] All references to the term “Managed Risk Fund” include each Managed Risk Fund existing as of the date of this Application, which are the Managed Risk Asset Allocation Fund, Managed Risk Blue Chip Income and Growth Fund, Managed Risk Growth Fund, Managed Risk Growth-Income Fund and Managed Risk International Fund, as well as any Managed Risk Fund that may be established in the future. Any Managed Risk Fund that intends to rely on the requested order will be structured in the manner described in this Application with the Managed Risk Fund investing in only one Managed Risk Acquired Fund and the Managed Risk Strategy Component.

[4] Each Managed Risk Fund operates pursuant to Section 12(d)(1)(G) and the relief provided by Rule 12d1-2 as well as the further relief granted by the Commission to the Trust from the restrictions under Rule 12d1-2(a) (SEC File No. 812-14007; Release No. 29981 (03/01/2012) (Notice); Release No. 30033 (03/23/2012) (Order)), which permits series of the Trust to invest in hedging instruments that would not be deemed securities within the meaning of Section 2(a)(36) of the Act.

[5] As defined in this Application, a “Master Fund” is not an “Underlying Fund.”

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while a feeder fund only invests in a Master Fund, a Managed Risk Fund may also invest in cash, cash equivalents, and certain hedging instruments in connection with a risk-management strategy that is specifically designed to reduce the volatility of the Managed Risk Acquired Fund (the “Managed Risk Strategy Component”).

The Managed Risk Strategy Component is not used for speculative purposes or to add leverage to the Managed Risk Acquired Fund’s investment positions. Instead, the Managed Risk Strategy Component is designed to reduce volatility and the risk of large net asset value declines. Since the Managed Risk Strategy Component is designed to reduce volatility, the Managed Risk Strategy Component may result in a Managed Risk Fund not realizing the full gains of its Managed Risk Acquired Fund. The Managed Risk Strategy Component uses hedging instruments, currently short positions in exchange-traded equity futures contracts, to attempt to stabilize the volatility of the Managed Risk Fund and reduce the downside exposure of the Managed Risk Fund during periods of significant equity market volatility. Individual futures contracts on equity indexes of U.S. markets and markets outside the United States are selected based on their correlation to the Managed Risk Acquired Fund’s equity exposure. These instruments are selected based on an analysis of the relation of various equity indexes to the Managed Risk Acquired Fund’s portfolio. By utilizing the Managed Risk Strategy Component, the net equity exposure of the Managed Risk Fund is reduced, resulting in a more conservative approach which should generally limit the volatility and reduce the potential risk of large net asset value declines associated with the typical equity market downturns. Although short positions in exchange-traded equity futures contracts are currently the only hedging instruments utilized within the Managed Risk Strategy Component, consistent with the investment objective and strategies of the applicable Managed Risk Fund, in the future, the Managed Risk Strategy Component may utilize other hedging instruments that are correlated to the holdings of the Managed Risk Acquired Fund.

B.	The Adviser and the Sub-Advisers

Capital Research is a Delaware corporation and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Any other Adviser will be registered under the Advisers Act. Pursuant to an investment advisory and service agreement, Capital Research serves as investment adviser to each Underlying Fund with overall responsibility for the general management and administration of the Underlying Funds, subject to the supervision of the Trust’s board of trustees (the “Board”).

In addition to an investment advisory agreement with Capital Research, certain of the Underlying Funds have entered into an investment sub-advisory agreement with an investment sub-adviser. Any sub-adviser to an Underlying Fund will be registered under the Advisers Act. Specifically, the Managed Risk Strategy Component of each Managed Risk Fund is executed by Milliman Financial Risk Management LLC (“Milliman”), a Delaware LLC, as a sub-adviser to that Managed Risk Fund. No Unrelated Fund of Funds investing in a Managed Risk Fund will be advised or sub-advised by Milliman or any other sub-adviser to that Managed Risk Fund (or by any person directly or indirectly controlling, controlled by, or under common control with Milliman or such other sub-adviser). Likewise, no Unrelated Fund of Funds investing in any other Underlying Fund will be advised or sub-advised by any adviser or sub-adviser to that

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Underlying Fund (or by any person directly or indirectly controlling, controlled by, or under common control with such adviser or sub-adviser).

C.	The Distributor

The Distributor is a California corporation and is registered as a broker-dealer under the Exchange Act, and is registered as a member of the Financial Industry Regulatory Authority (“FINRA”). The Distributor serves as distributor for the shares of the Underlying Funds. The Distributor is an affiliate of Capital Research.

D.	The Unrelated Funds of Funds

Each Unrelated Fund of Funds will be advised by an investment adviser, within the meaning of Section 2(a)(20)(A) of the Act, that is registered as an investment adviser under the Advisers Act (an “Unrelated Fund of Funds Adviser”). An Unrelated Fund of Funds or its Unrelated Fund of Funds Adviser may contract with an investment adviser that meets the definition of Section 2(a)(20)(B) of the Act (an “Unrelated Fund of Funds Sub-Adviser”).

E.	Proposed Relief: Relief for Investments in Underlying Funds by Unrelated Funds of Funds

Applicants request relief to permit Unrelated Funds of Funds to purchase shares in Underlying Funds, and permit the Underlying Funds and the Distributor or any Broker to sell shares to Unrelated Funds of Funds beyond the limits in Sections 12(d)(1)(A) and (B) of the Act. Applicants also request relief to permit Unrelated Funds of Funds to effect transactions in Underlying Fund shares that would otherwise be prohibited by Section 17(a) of the Act solely because an Unrelated Fund of Funds owns 5% or more of the shares of an Underlying Fund. Applicants state that the Unrelated Funds of Funds will be interested in using the Underlying Funds as part of the overall investment strategy of the Unrelated Funds of Funds. Applicants will take steps reasonably designed to ensure that Unrelated Funds of Funds comply with the terms and conditions of the requested exemption from Section 12(d)(1)(A) of the Act by requiring that an Unrelated Fund of Funds enter into a participation agreement between the Trust, on behalf of the relevant Underlying Fund, and the Unrelated Fund of Funds (a “Participation Agreement”) before allowing the Unrelated Fund of Funds to invest in an Underlying Fund in excess of the limits in Section 12(d)(1)(A).

III.	LEGAL ANALYSIS
A.	Section 12(d)(1)

Section 12(d)(1)(A) of the Act prohibits, in relevant part, a registered investment company (an “acquiring company”) from acquiring shares of an investment company (an “acquired company”) if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end

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investment company, its principal underwriter, and any broker or dealer from knowingly selling shares of the investment company to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

In 1996, Congress added Section 12(d)(1)(J) of the Act, which provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things:

The extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.[6]

Furthermore, the legislative history of the Section also indicates that Congress expected “that the Commission will use this authority set forth in Section 12(d)(1)(J) to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”[7]

B.	Sections 17(a), 17(b) and 6(c)

Section 17(a)(1) of the Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the Act generally prohibits the same persons, acting as principals, from knowingly purchasing any security or other property from the registered investment company.

Section 2(a)(3) of the Act defines the term “affiliated person” of another person, in relevant part, as:

(A)	any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; and
(B)	any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person.

[6] H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44.

[7] Id.

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Section 17(b) of the Act provides that the Commission may, upon application, issue an order exempting any proposed transaction from the provisions of Section 17(a) if evidence establishes that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policies of each registered investment company concerned, as recited in its registration statement and reports filed under the Act; and (3) the proposed transaction is consistent with the general purposes of the Act.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because multiple transactions could occur between an Underlying Fund and an Unrelated Fund of Funds, and because the Commission may interpret its authority under Section 17(b) as extending only to a single transaction and not a series of transactions, Applicants are also seeking relief pursuant to Section 6(c) with respect to any transaction or series of transactions after an Unrelated Fund of Funds owns 5% or more of the outstanding voting shares of an Underlying Fund.

C.	Investments in Underlying Funds by Unrelated Funds of Funds
1.	Section 12(d)(1)(J)

Applicants agree to conditions, described at length herein, that adequately address the concerns underlying the applicable limits in Sections 12(d)(1)(A) and (B). As such, Applicants believe that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed arrangements are consistent with Congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive manner.”[8]

Congress intended that the restrictions in Section 12(d)(1)(A) and (B) of the Act address certain abuses perceived to be associated with the pyramiding of investment companies, including excessive layering of fees and expenses, undue influence by an acquiring company over acquired companies and unnecessary complexity.[9]

a.	Layering of Fees and Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (i)

the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund;[10] (ii) fund holding companies subject their investors to two layers of advisory

[8] Id.

[9] See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 892 Cong., 2d Sess., 311-324 (1966) (“PPI Report”).

[10] Id. at 319-20.

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fees;[11] and (iii) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.

Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present in the case of the proposed fund of funds arrangements.

With respect to advisory fees, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Unrelated Fund of Funds, including a majority of the directors or trustees who are not “interested persons” (within the meaning of Section 2(a)(19) of the Act) (the “Independent Trustees”), will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory or management agreement of any Underlying Fund in which the Unrelated Fund of Funds may invest. [12]

With respect to sales charges and service fees, as indicated in Condition 11, with respect to registered separate accounts that invest in an Unrelated Fund of Funds, no sales load will be charged at the Unrelated Fund of Funds level or at the Underlying Fund level.[13] Other sales charges and service fees, as defined in NASD Conduct Rule 2830, if any, will only be charged at the Unrelated Fund of Funds level or at the Underlying Fund level, not both.[14] With respect to other investments in an Unrelated Fund of Funds, any sales charges and/or service fees charged with respect to shares of the Unrelated Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830. Further, the Underlying Funds currently do not impose sales loads on the purchase of shares so that shareholders of Unrelated Funds of Funds will not pay a second layer of sales charges in connection with the investment of Underlying Funds. [15]

Applicants represent that each Unrelated Fund of Funds that enters into a Participation Agreement will represent therein that no insurance company sponsoring a registered separate account funding variable insurance contracts will be permitted to invest in the Unrelated Fund of

[11] Id. at 318.

[12] Applicants represent that any Underlying Fund that operates pursuant to a master-feeder structure would charge an investment advisory fee only at the Master Fund level. Applicants also represent that any Underlying Fund that operates using a Managed Risk Fund Structure will pay a management fee at the Managed Risk Acquired Fund level for direct management of portfolio securities held by the Managed Risk Acquired Fund. Moreover, the management fee at the Managed Risk Fund level will compensate the Adviser and any sub-adviser solely for services related to the Managed Risk Strategy Component and administration of the Managed Risk Fund.

[13] As discussed below, currently, Underlying Funds do not impose sales charges.

[14] Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA Rule to NASD Conduct Rule 2830.

[15] Applicants represent that if any Underlying Funds that operate pursuant to a master-feeder structure or Managed Risk Fund Structure impose a sales charge in the future, such a charge would be imposed at either the Master Fund/Managed Risk Acquired Fund level or feeder fund/Managed Risk Fund level but not both.

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Funds unless the insurance company has certified to the Unrelated Fund of Funds that the aggregate of all fees and charges associated with each contract that invests in the Unrelated Fund of Funds, including fees and charges at the separate account, Unrelated Fund of Funds and Underlying Fund levels, will be reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the insurance company.

The fees of all Underlying Funds will be disclosed to the investors of an Unrelated Fund of Funds in combination with any other investment companies in which the Unrelated Fund of Funds invests in the acquired fund fees and expenses line item of the Unrelated Fund of Funds’ fee table in accordance with the requirements of Form N-1A.

b.	Undue Influence

The PPI Report also expressed concern over the potential for undue influence by a fund holding company with respect to its underlying funds.

Condition 1 contains measures designed to limit the control that an Unrelated Fund of Funds may have over an Underlying Fund.[16] Condition 1 prohibits the Unrelated Fund of Funds Adviser, any person controlling, controlled by or under common control with the Unrelated Fund of Funds Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Unrelated Fund of Funds Adviser or any person controlling, controlled by or under common control with the Unrelated Fund of Funds Adviser (the “Unrelated Fund of Funds Advisory Group”) from controlling (individually or in the aggregate) an Underlying Fund within the meaning of Section 2(a)(9) of the Act. The same prohibition would apply to the Unrelated Fund of Funds Sub-Adviser, any person controlling, controlled by or under common control with the Unrelated Fund of Funds Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Unrelated Fund of Funds Sub-Adviser or any person controlling, controlled by, or under common control with the Unrelated Fund of Funds Sub-Adviser (the “Unrelated Fund of Funds Sub-Advisory Group”). No Adviser will be either in the Unrelated Fund of Funds Advisory Group or the Unrelated Fund of Funds Sub-Advisory Group. Furthermore, no Unrelated Fund of Funds investing in a Managed Risk Fund will be advised or sub-advised by Milliman or any other sub-adviser to that Managed Risk Fund (or by any person directly or indirectly controlling, controlled by, or under common control with Milliman or such other sub-adviser). Likewise, no Unrelated Fund of Funds investing in any other Underlying

[16] For purposes of the investment calculations required by Conditions 1, 4, 6, 7, and 8 in the Application with respect to investments in an Underlying Fund, each Participation Agreement (defined below) will require that an Unrelated Fund of Funds (or the members of the Unrelated Fund of Funds Advisory Group and the Unrelated Fund of Funds Sub-Advisory Group, as applicable) separately calculate its investments in each Managed Risk Fund and the respective Managed Risk Acquired Fund. In calculating its investments in the Managed Risk Acquired Fund, however, an Unrelated Fund of Funds (or with the members of the Unrelated Fund of Funds Advisory Group and the Unrelated Fund of Funds Sub-Advisory Group, as applicable) will aggregate its direct and indirect (through a Managed Risk Fund) investments in the Managed Risk Acquired Fund.

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Fund will be advised or sub-advised by any adviser or sub-adviser to that Underlying Fund (or by any person directly or indirectly controlling, controlled by, or under common control with such adviser or sub-adviser).

Conditions 2 through 7 were specifically designed to address the potential for an Unrelated Fund of Funds and certain affiliates of an Unrelated Fund of Funds to exercise undue influence over an Underlying Fund and certain of its affiliates. Condition 2 prohibits an Unrelated Fund of Funds or an Unrelated Fund of Funds Affiliate from causing any investment by the Unrelated Fund of Funds in an Underlying Fund to influence the terms of any services or transactions between the Unrelated Fund of Funds or an Unrelated Fund of Funds Affiliate and the Underlying Fund or an Underlying Fund Affiliate. For purposes of this Application, an “Unrelated Fund of Funds Affiliate” is defined as the Unrelated Fund of Funds Adviser, Unrelated Fund of Funds Sub-Adviser, a promoter, or a principal underwriter of an Unrelated Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities. An “Underlying Fund Affiliate” is defined as an investment adviser, sponsor, promoter or principal underwriter of an Underlying Fund (or its respective Master Fund), and any person controlling, controlled by or under common control with any of those entities.

For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, investment adviser, sub-adviser or employee of the Unrelated Fund of Funds, or a person of which any such officer, director, member of an advisory board, investment adviser, sub-adviser or employee is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to an Underlying Fund is covered by Section 10(f) of the Act. Also, an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

c.	Complex Structures

Finally, the PPI Report expressed concern that the popularity of funds of funds could lead to the creation of more complex investment vehicles that would not serve any meaningful purpose.[17] Applicants submit that the benefits of the proposed transactions justify any complexity associated with the transactions. As discussed above, investing in shares of an Underlying Fund could serve meaningful investment purposes for Unrelated Funds of Funds. Applicants propose condition 12 to ensure that the proposed arrangement will not create an overly complex fund structure. Applicants note that no Underlying Fund will acquire securities of any investment company or company relying on Sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a)  acquires such securities in compliance with section 12(d)(1)(E) of the Act[18] (b) receives securities of another investment company as a dividend or as a result of a plan

[17] PPI Report at 321.

[18] Each Managed Risk Fund will comply with all provisions of 12(d)(1)(E), including paragraph (ii), except as is necessary to permit it to utilize the Managed Risk Strategy Component to pursue its investment objectives. No Managed Risk Acquired Fund will acquire securities of any investment company or company relying on Sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Managed Risk Acquired Fund: (a)  receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act) or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission (including exemptive orders and exemptive rules) permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short term cash management purposes, or (ii) engage in inter-fund borrowing and lending transactions.

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of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission (including exemptive orders and exemptive rules) permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short term cash management purposes, or (ii) engage in inter-fund borrowing and lending transactions.

With respect to those Underlying Funds that operate using a master-feeder structure or a Managed Risk Fund Structure, having an Unrelated Fund of Funds as an investor could technically result in a three-tier arrangement. However, given that both master-feeder funds and the Managed Risk Funds effectively operate as an integrated fund option that happens to be structured as a two-tier fund, and given the transparency of both the master-feeder structure and the Managed Risk Fund Structure, including the fact that each feeder fund may only invest in one Master Fund and each Managed Risk Fund may invest in only one Managed Risk Acquired Fund and the Managed Risk Strategy Component, Applicants do not believe this will result in an overly complex arrangement.

To further ensure that the investments in the Managed Risk Fund Structure contemplated by the application do not raise concerns about complex structures as well as undue influence and the layering of fees, Applicants also represent that: (1) the Adviser will serve as the investment adviser to both the Managed Risk Fund and the Managed Risk Acquired Fund in which it invests; (2) the Managed Risk Fund will invest only in one Managed Risk Acquired Fund and the Managed Risk Strategy Component; (3) other than to permit its investment in the Managed Risk Strategy Component, the Managed Risk Fund will comply with all of the provisions of Section 12(d)(1)(E) of the Act; (4) the hedging instruments purchased in connection with the Managed Risk Strategy Component will be purchased solely to assist the Managed Risk Fund in achieving its investment strategy of stabilizing volatility and providing downside protection and will not be purchased for speculative purposes; (5) the Board of the Managed Risk Funds will not authorize the payment of any investment advisory fee by a Managed Risk Fund to the Adviser unless it is based on the provision of services that are in addition to, rather than duplicative of, the services that the Adviser provides to the Managed Risk Acquired Fund; (6) the Board of the Managed Risk Funds, including a majority of the Independent Trustees, will authorize the Adviser to manage volatility and provide downside protection based only on the portfolio holdings of the Managed Risk Acquired Fund, consistent with the applicable Managed Risk Fund’s investment objective, and will review the appropriateness of this authorization at least annually; (7) the Board will review and approve at least annually the continuing appropriateness of the operations of each Managed Risk Fund, including with respect to (i) the Managed Risk Fund’s use of derivatives, (ii) how the Adviser (and any relevant sub-adviser) assesses and manages risk with respect to the Managed Risk Fund’s use of derivatives; and (iii) whether the Managed Risk Fund’s disclosure of its use of derivatives in its offering documents and periodic reports is

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consistent with relevant Commission and staff guidance; and (8) no Unrelated Fund of Funds may invest in a feeder fund that is investing in a Managed Risk Fund in reliance on Section 12(d)(1)(E) of the Act.

2.	Sections 17(a), 17(b) and 6(c)

The Applicants also request that the Commission issue an order pursuant to Sections 6(c) and 17(b) of the Act exempting them from the provisions of Section 17(a) of the Act to the extent necessary to permit the proposed investments by Unrelated Funds of Funds in shares of the Underlying Funds.[19]

Applicants request this order because an Unrelated Fund of Funds relying on the requested order could potentially own more than 5% of the outstanding voting securities of an Underlying Fund; thus the Underlying Fund could be deemed to be an affiliated person of the Unrelated Fund of Funds, and vice-versa. If the Underlying Fund were deemed to be an affiliated person of the Unrelated Fund of Funds for this or other reasons, the sale of shares by an Underlying Fund to an Unrelated Fund of Funds or redemption of shares by an Underlying Fund from an Unrelated Fund of Funds may be deemed to contravene Section 17(a) due to the affiliated status of these participants to such a transaction.

Because multiple transactions could occur between an Underlying Fund and an Unrelated Fund of Funds, and because the Commission may interpret its authority under Section 17(b) as extending only to a single transaction and not a series of transactions, Applicants are seeking relief pursuant to Section 6(c) with respect to any transaction or series of transactions after an Unrelated Fund of Funds owns 5% or more of the outstanding voting securities of an Underlying Fund.

Applicants submit that the terms of a sale of shares by an Underlying Fund to an Unrelated Fund of Funds through transactions directly with the Underlying Fund, including the consideration to be paid or received, are reasonable and fair, do not involve overreaching, and are consistent with the general purposes of the Act. Section 17(a) is intended to prohibit certain affiliated persons in a position of influence over an investment company from furthering their own interests by selling property that they own to the company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an affiliated person. Underlying Funds’ shares will be issued and redeemed at their net asset values as required by Rule 22c-1 under the Act. Any Unrelated Fund of Funds that purchases or redeems shares of an Underlying Fund through transactions directly with the Underlying Fund will do so at net asset value per share, subject to any applicable redemption fee, which is the same consideration paid and received for these shares by any other investor purchasing or redeeming such shares in principal transactions. Further, no Unrelated Fund of Funds is compelled to invest in an Underlying Fund; each

[19] Applicants acknowledge that receipt of compensation by (a) an affiliated person of an Unrelated Fund of Funds, or an affiliated person of such person, for the purchase by the Unrelated Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to an Unrelated Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The Participation Agreement will also include this acknowledgement.

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Underlying Fund reserves the right to reject any purchase order or discontinue selling its shares. Accordingly, there will be no opportunity or incentive on the part of any party involved in the transactions to overreach or allow overreaching.

Applicants state that any proposed transactions directly between an Underlying Fund and an Unrelated Fund of Funds will be consistent with the policies of each Underlying Fund and each Unrelated Fund of Funds and the general purposes of the Act. As noted above, Underlying Fund shares will be issued and redeemed by an Unrelated Fund of Funds on the same basis, and in accordance with the same policies, as shares held by any other investor. Further, any investment by an Unrelated Fund of Funds in shares of the Underlying Funds and the issuance of shares by the Underlying Fund to the Unrelated Fund of Funds will be effected in accordance with the investment restrictions of the Underlying Fund and the Unrelated Fund of Funds, and will be consistent with the investment objectives and policies of each Unrelated Fund of Funds. The Participation Agreement will require any Unrelated Fund of Funds that purchases shares from an Underlying Fund to represent that the purchase of shares from the Underlying Fund by the Unrelated Fund of Funds will be accomplished in compliance with the investment restrictions of the Unrelated Fund of Funds and will be consistent with the investment policies set forth in the Unrelated Fund of Funds’ registration statement.

Finally, in light of the above, Applicants submit that the requested order under Section 17(b) and Section 6(c) of the Act for an exemption from Section 17(a) is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

IV.	PRECEDENT

The Commission has previously granted exemptive orders to other applicants who sought relief for similar funds of funds structures and investments, and whose requests for relief included conditions substantially similar to those included in this Application.[20] The Commission also has granted exemptive orders to other mutual fund complexes to invest in underlying funds that operate pursuant to a master-feeder structure in reliance on Section 12(d)(1)(E) of the Act.[21] Given the similarities between a master-feeder structure and a

[20] See, e.g., Credit Suisse Asset Management, LLC, et al., Investment Company Act Release Nos. 30144 (July 20, 2012) (notice) and 30169 (Aug. 15, 2012) (order); Advantage Funds, Inc., et al., Investment Company Act Release Nos. 30137 (July 12, 2012) (notice) and 30163 (Aug. 7, 2012) (order); AQR Capital Management, LLC, et al., Investment Company Act Release Nos. 30128 (July 3, 2012) (notice) and 30153 (July 26, 2012) (order); Massachusetts Financial Services Company, et al., Investment Company Act Release Nos. 28649 (Mar. 17, 2009) (notice) and 28964 (Apr. 14, 2009) (order); DFA Investment Dimensions Group Inc., et al., Investment Company Act Release Nos. 28637 (Feb. 26, 2009) (notice) and 28654 (Mar. 24, 2009) (order); HealthShares et al., Investment Company Act Release Nos. 27844 (May 29, 2007) (notice) and 27871 (Jun. 21, 2007) (order); ProFunds, et al., Investment Company Act Release Nos. 27599 (Dec. 14, 2006) (notice) and 27658 (Jan. 9, 2007) (order).

[21] See, e.g., Credit Suisse Asset Management, LLC, et al., Investment Company Act Release Nos. 30144 (July 20, 2012) (notice) and 30169 (Aug. 15, 2012) (order); AQR Capital Management, LLC, et al., Investment Company Act Release Nos. 30128 (July 3, 2012) (notice) and 30153 (July 26, 2012) (order); SSgA Funds Management Inc., et al., Investment Company Act Release Nos. 29499 (Nov. 17, 2010) (notice) and 29524 (Dec. 13, 2010) (order); Jackson National Life Insurance Company, et al., Investment Company Act Release Nos. 29442 (Sept. 27, 2010) (notice) and 29484 (Oct. 25, 2010) (order); DFA Investment Dimensions Group Inc., et al., Investment Company Act Release Nos. 28637 (Feb. 26, 2009) (notice) and 28654 (Mar. 24, 2009) (order); ProFunds, et al., Investment Company Act Release Nos. 27599 (Dec. 14, 2006) (notice) and 27658 (Jan. 9, 2007) (order).

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Managed Risk Funds Structure as described in the Application, Applicants believe it is appropriate to give similar treatment to Managed Risk Funds for purposes of allowing them to serve as Underlying Funds for the Unrelated Funds of Funds.

V.	APPLICANTS’ CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.        The members of an Unrelated Fund of Funds Advisory Group will not control (individually or in the aggregate) an Underlying Fund (or its respective Master Fund) within the meaning of Section 2(a)(9) of the Act. The members of an Unrelated Fund of Funds Sub-Advisory Group will not control (individually or in the aggregate) an Underlying Fund (or its respective Master Fund) within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Underlying Fund, the Unrelated Fund of Funds Advisory Group or the Unrelated Fund of Funds Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of an Underlying Fund, it (except for any member of the Unrelated Fund of Funds Advisory Group or Unrelated Fund of Funds Sub-Advisory Group that is a separate account funding variable insurance contracts) will vote its shares of the Underlying Fund in the same proportion as the vote of all other holders of the Underlying Fund’s shares. A registered separate account funding variable insurance contracts will seek voting instructions from its contract holders and will vote its shares in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An unregistered separate account funding variable insurance contracts will either (i) vote its shares of the Underlying Fund in the same proportion as the vote of all other holders of the Underlying Fund’s shares; or (ii) seek voting instructions from its contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

2.        No Unrelated Fund of Funds or Unrelated Fund of Funds Affiliate will cause any existing or potential investment by the Unrelated Fund of Funds in shares of an Underlying Fund to influence the terms of any services or transactions between the Unrelated Fund of Funds or an Unrelated Fund of Funds Affiliate and the Underlying Fund (or its respective Master Fund) or an Underlying Fund Affiliate.

3.        The board of directors or trustees of an Unrelated Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that the Unrelated Fund of Funds Adviser and any Unrelated Fund of Funds Sub-Adviser(s) are conducting the investment program of the Unrelated Fund of Funds without taking into account any consideration received by the Unrelated Fund of Funds or an Unrelated Fund of Funds

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Affiliate from an Underlying Fund (or its respective Master Fund) or an Underlying Fund Affiliate in connection with any services or transactions.

4.        Once an investment by an Unrelated Fund of Funds in the securities of an Underlying Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board of the Underlying Fund (or its respective Master Fund), including a majority of the Independent Trustees, will determine that any consideration paid by the Underlying Fund (or its respective Master Fund) to the Unrelated Fund of Funds or an Unrelated Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Underlying Fund (or its respective Master Fund); (b) is within the range of consideration that the Underlying Fund (or its respective Master Fund) would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Underlying Fund (or its respective Master Fund) and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

5.        No Unrelated Fund of Funds or Unrelated Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Underlying Fund (or its respective Master Fund)) will cause an Underlying Fund (or its respective Master Fund) to purchase a security in any Affiliated Underwriting.

6.        The Board of an Underlying Fund (or of its respective Master Fund), including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Underlying Fund (or its respective Master Fund) in an Affiliated Underwriting once an investment by an Unrelated Fund of Funds in the securities of the Underlying Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Underlying Fund (or its respective Master Fund) will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Unrelated Fund of Funds in shares of the Underlying Fund. The Board of the Underlying Fund (or its respective Master Fund) shall consider, among other things, (i) whether the purchases were consistent with the investment objectives and policies of the Underlying Fund (or its respective Master Fund); (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Underlying Fund (or its respective Master Fund) in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Underlying Fund shall take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

7.        Each Underlying Fund (or its respective Master Fund) shall maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and shall maintain and preserve

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for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Unrelated Fund of Funds in the securities of an Underlying Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase and the information or materials upon which the Board’s determinations were made.

8.        Before investing in shares of an Underlying Fund in excess of the limits in Section 12(d)(1)(A), each Unrelated Fund of Funds and Underlying Fund will execute a Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Underlying Fund in excess of the limit in Section 12(d)(1)(A)(i), an Unrelated Fund of Funds will notify the Underlying Fund of the investment. At such time, the Unrelated Fund of Funds will also transmit to the Underlying Fund a list of the names of each Unrelated Fund of Funds Affiliate and Underwriting Affiliate. The Unrelated Fund of Funds will notify the Underlying Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Underlying Fund and the Unrelated Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.        Prior to approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Unrelated Fund of Funds, including a majority of the Independent Trustees, will find that the advisory fees charged under such advisory contracts are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Underlying Fund (or its respective Master Fund) in which the Unrelated Fund of Funds may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Unrelated Fund of Funds.

10.        An Unrelated Fund of Funds Adviser will waive fees otherwise payable to it by the Unrelated Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Underlying Fund (or its respective Master Fund) under Rule 12b-1 under the Act) received from an Underlying Fund (or its respective Master Fund ) by the Unrelated Fund of Funds Adviser, or an affiliated person of the Unrelated Fund of Funds Adviser, other than any advisory fees paid to the Unrelated Fund of Funds Adviser or its affiliated person by the Underlying Fund (or its respective Master Fund), in connection with the investment by the Unrelated Fund of Funds in the Underlying Fund. Any Unrelated Fund of Funds Sub-Adviser will waive fees otherwise payable to the Unrelated Fund of Funds Sub-Adviser, directly or indirectly, by the Unrelated Fund of Funds in an amount at least equal to any compensation received from any Underlying Fund (or its respective Master Fund) by the Unrelated Fund of Funds Sub-Adviser, or an affiliated person of the Unrelated Fund of Funds Sub-Adviser, other than any advisory fees paid to the Unrelated Fund of Funds Sub-Adviser or its affiliated person by the Underlying Fund (or its respective Master Fund), in connection with the investment by the Unrelated Fund of Funds in the Underlying Fund made at the direction of

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the Unrelated Fund of Funds Sub-Adviser. In the event that the Unrelated Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Unrelated Fund of Funds.

11.        With respect to registered separate accounts that invest in an Unrelated Fund of Funds, no sales load will be charged at the Unrelated Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees, as defined in NASD Conduct Rule 2830, if any, will only be charged at the Unrelated Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in an Unrelated Fund of Funds, any sales charges and/or service fees charged with respect to shares of the Unrelated Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.        No Underlying Fund or its respective Master Fund will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund or its respective Master Fund: (a) acquires such securities in compliance with section 12(d)(1)(E) of the Act; [22] (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund or its respective Master Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in inter-fund borrowing and lending transactions.

VI.	REQUEST FOR ORDER

Applicants request an order pursuant to Sections 12(d)(1)(J), 17(b) and 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Sections 12(d)(1)(J), 17(b) and 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this Application and further state that all written or oral communications or questions concerning this Application should be directed to:

Paul F. Roye, Esq.

Michael J. Triessl, Esq.

Capital Research and Management Company

333 South Hope Street

Los Angeles, California 90071

[22] Solely for the purposes of this condition 12, the investment by a Managed Risk Fund in a Managed Risk Acquired Fund will be deemed to have been made pursuant to Section 12(d)(1)(E), notwithstanding the fact that such arrangement does not comply with Section 12(d)(1)(E)(ii).

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with copies to:

Stephen E. Roth, Esq.

Cynthia R. Beyea, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001

The Applicants request that the Commission issue the requested orders pursuant to Rule 0-5 under the Act without conducting a hearing. The Applicants have attached as exhibits to the Application the required verifications.

VIII.	AUTHORIZATIONS AND SIGNATURES

Pursuant to Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

A.	AMERICAN FUNDS INSURANCE SERIES

Michael J. Downer is authorized to sign and file this document on behalf of the American Funds Insurance Series pursuant to the general authority vested in him as Executive Vice President and Principal Executive Officer of the American Funds Insurance Series.

AMERICAN FUNDS INSURANCE SERIES

By: /s/ Michael J. Downer
Name: Michael J. Downer
Title: Executive Vice President and Principal Executive Officer Dated: May 7, 2015

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B.	CAPITAL RESEARCH AND MANAGEMENT COMPANY

Michael J. Downer is authorized to sign and file this document on behalf of Capital Research and Management Company, as the investment adviser to American Funds Insurance Series, pursuant to the general authority vested in him as Senior Vice President and Secretary of Capital Research.

CAPITAL RESEARCH AND MANAGEMENT COMPANY

By: /s/ Michael J. Downer

Name: Michael J. Downer

Title: Senior Vice President and Secretary

Dated: May 7, 2015

  AMERICAN FUNDS DISTRIBUTORS, INC.

Timothy W. McHale is authorized to sign and file this document on behalf of American Funds Distributors, Inc., as Distributor to American Funds Insurance Series, pursuant to the general authority vested in him as Secretary of the Distributor.

AMERICAN FUNDS DISTRIBUTORS, INC.

By: /s/ Timothy W. McHale

Name: Timothy W. McHale

Title: Secretary

Dated: May 7, 2015

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IX.	EXHIBIT INDEX
A.	Verifications required pursuant to Rule 0-2(d)
1.	American Funds Insurance Series
2.	Capital Research and Management Company
3.	American Funds Distributors, Inc.
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EXHIBIT A-1

VERIFICATION

RULE 0-2(c)(1)

American Funds Insurance Series

The undersigned states that he has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of 1940, dated May 7, 2015, for and on behalf of the American Funds Insurance Series (the “Trust”), a Massachusetts business trust; that he is the Executive Vice President and Principal Executive Officer of the Trust, and that all actions by shareholders, trustees, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Michael J. Downer
Name: Michael J. Downer
Title: Executive Vice President and Principal Executive Officer Dated: May 7, 2015

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EXHIBIT A-2

VERIFICATION

RULE 0-2(d)

Capital Research and Management Company

The undersigned states that he has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of 1940, dated May 7, 2015, for and on behalf of the Capital Research and Management Company (“Capital Research”), a Delaware corporation; that he is the Senior Vice President and Secretary of Capital Research, and that all actions by shareholders, trustees, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Michael J. Downer
Name: Michael J. Downer
Title: Senior Vice President and Secretary Dated: May 7, 2015

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EXHIBIT A-3

VERIFICATION

RULE 0-2(d)

American Funds Distributors, Inc.

The undersigned states that he has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of 1940, dated May 7, 2015, for and on behalf of American Funds Distributors, Inc. (the “Distributor”), a California corporation; that he is the Secretary of the Distributor, and that all actions by shareholders, trustees, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Timothy W. McHale
Name: Timothy W. McHale
Title: Secretary Dated: May 7, 2015

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